Exhibit 99.1

NICE Reports 23% Year-Over-Year Cloud Revenue Growth in Second Quarter 2023

•	Double Digit Growth in Revenue, Operating Income and EPS
•	Company Raises Full Year 2023 Guidance for Revenue and EPS

Hoboken, New Jersey, August 17, 2023 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2023, as compared to the corresponding period of the previous year.

Second Quarter 2023 Financial Highlights

GAAP	Non-GAAP
Total revenue was $581.1 million and increased 10%	Total revenue was $581.1 million and increased 10%
Cloud revenue was $381.9 million and increased 23%	Cloud revenue was $381.9 million and increased 23%
Cloud gross margin was 64.7% compared to 63.6% last year	Cloud gross margin was 70.3% compared to 70.1% last year
Operating income was $105.4 million and increased 24%	Operating income was $169.6 million and increased 10%
Operating margin was 18.1% compared to 16.0% last year	Operating margin was 29.2% compared to 29.0% last year
Diluted EPS was $1.31 and increased 33%	Diluted EPS was $2.13 and increased 15%
Operating cash flow was $65.3 million

“Our second quarter results were marked by a strong financial performance across the board with 10% total revenue growth driven by a 23% increase in cloud revenue. Additionally, our industry-leading profitability continued unabated with further expansion in our cloud gross margin along with double-digit growth in operating income and earnings per share,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “The market is characterized by a fast-moving transition to the cloud by large enterprises coupled with strong demand to incorporate AI into their customer service organizations. NICE is well positioned to leverage these dynamics as we have been smartly investing over the past several years in both the cloud and AI to deliver the industry-leading, AI powered cloud platform in CXone. Supported by a robust capital structure and industry-best profitability, our investments continue to deliver results highlighted by 70% growth in digital bookings and a record bookings quarter for Enlighten, our AI foundation, that underlies the entire CXone platform.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2023 total revenues increased 10% to $581.1 million compared to $530.6 million for the second quarter of 2022.

Gross Profit: Second quarter 2023 gross profit was $391.4 million compared to $365.7 million for the second quarter of 2022. Second quarter 2023 gross margin was 67.4% compared to 68.9% for the second quarter of 2022.

Operating Income: Second quarter 2023 operating income increased 24% to $105.4 million compared to $84.7 million for the second quarter of 2022. Second quarter 2023 operating margin was 18.1% compared to 16.0% for the second quarter of 2022.

Net Income: Second quarter 2023 net income increased 33% to $87.4 million compared to $65.6 million for the second quarter of 2022. Second quarter 2023 net income margin was 15.0% compared to 12.4% for the second quarter of 2022.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2023 increased 33% to $1.31 compared to $0.99 in the second quarter of 2022.

Operating Cash Flow and Cash Balance: Second quarter 2023 operating cash flow was $65.3 million. In the second quarter 2023, $65.2 million was used for share repurchases. As of June 30, 2023, total cash and cash equivalents, and short-term investments were $1,662.4 million. Our debt, net of a hedge instrument, was $543.1 million, resulting in net cash and investments of $1,119.3 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2023 total revenues increased 10% to $581.1 million compared to $530.6 million for the second quarter of 2022.

Gross Profit: Second quarter 2023 Non-GAAP gross profit increased to $416.3 million compared to $388.9 million for the second quarter of 2022. Second quarter 2023 Non-GAAP gross margin was 71.6% compared to 73.3% for the second quarter of 2022.

Operating Income: Second quarter 2023 Non-GAAP operating income increased 10% to $169.6 million compared to $154.0 million for the second quarter of 2022. Second quarter 2023 Non-GAAP operating margin was 29.2% compared to 29.0% for the second quarter of 2022.

Net Income: Second quarter 2023 Non-GAAP net income increased 15% to $141.5 million compared to $123.2 million for the second quarter of 2022. Second quarter 2023 Non-GAAP net income margin totaled 24.4% compared to 23.2% for the second quarter of 2022.

Fully Diluted Earnings Per Share: Second quarter 2023 Non-GAAP fully diluted earnings per share increased 15% to $2.13 compared to $1.86 for the second quarter of 2022.

Third Quarter and Full Year 2023 Guidance:

Third Quarter 2023:
Third quarter 2023 Non-GAAP total revenues are expected to be in a range of $590 million to $600 million, representing 7% growth year over year at the midpoint.

Third quarter 2023 Non-GAAP fully diluted earnings per share are expected to be in a range of $2.10 to $2.20, representing 12% growth year over year at the midpoint.

Raising Full Year 2023 Guidance:
The Company increased full-year 2023 Non-GAAP total revenues to an expected range of $2,353 million to $2,373 million, representing 8% growth at the midpoint compared to full year 2022.

The Company increased full-year 2023 Non-GAAP fully diluted earnings per share to an expected range of $8.40 to $8.60, representing 12% growth at the midpoint compared to full year 2022.

Quarterly Results Conference Call

NICE management will host its earnings conference call today August 17, 2023, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the COVID-19 pandemic, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$598,079	$529,596
Short-term investments	1,064,304	1,041,943
Trade receivables	513,881	518,517
Debt hedge option	133,517	122,323
Prepaid expenses and other current assets	204,080	204,754

Total current assets	2,513,861	2,417,133

LONG-TERM ASSETS:
Property and equipment, net	171,203	159,285
Deferred tax assets	132,264	116,889
Other intangible assets, net	162,044	209,605
Operating lease right-of-use assets	100,022	102,893
Goodwill	1,623,549	1,617,118
Prepaid expenses and other long-term assets	226,395	231,496

Total long-term assets	2,415,477	2,437,286

TOTAL ASSETS	$4,929,338	$4,854,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$45,269	$56,019
Deferred revenues and advances from customers	361,764	338,930
Current maturities of operating leases	12,911	13,525
Debt	220,427	209,292
Accrued expenses and other liabilities	446,299	523,451

Total current liabilities	1,086,670	1,141,217

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	50,946	57,211
Operating leases	95,100	99,262
Deferred tax liabilities	6,709	7,336
Debt	456,223	455,382
Other long-term liabilities	38,888	38,588

Total long-term liabilities	647,866	657,779

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,182,461	3,042,085
Non-controlling interests	12,341	13,338

Total shareholders' equity	3,194,802	3,055,423

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,929,338	$4,854,419

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$381,948	$311,394	$749,515	$605,986
Services	158,945	166,733	318,802	323,707
Product	40,220	52,454	84,655	128,317
Total revenue	581,113	530,581	1,152,972	1,058,010

Cost of revenue:
Cloud	134,984	113,441	266,580	226,790
Services	47,019	44,994	94,924	91,902
Product	7,710	6,489	14,805	13,234
Total cost of revenue	189,713	164,924	376,309	331,926

Gross profit	391,400	365,657	776,663	726,084

Operating expenses:
Research and development, net	78,640	73,482	156,741	150,060
Selling and marketing	151,964	150,410	300,443	303,028
General and administrative	55,367	57,075	120,543	115,942
Total operating expenses	285,971	280,967	577,727	569,030

Operating income	105,429	84,690	198,936	157,054

Financial and other expense/(income), net	(9,350)	50	(18,071)	(436)

Income before tax	114,779	84,640	217,007	157,490
Taxes on income	27,424	19,068	52,711	33,977
Net income	$87,355	$65,572	$164,296	$123,513

Earnings per share:
Basic	$1.37	$1.03	$2.57	$1.94
Diluted	$1.31	$0.99	$2.47	$1.86

Weighted average shares outstanding:
Basic	63,723	63,806	63,831	63,775
Diluted	66,435	66,274	66,548	66,563

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited
Operating Activities
Net income	$87,355	$65,572	$164,296	$123,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,033	42,202	83,879	86,483
Share-based compensation	39,314	43,109	84,275	91,293
Amortization of premium and discount and accrued interest on marketable securities	(224)	1,254	1,046	5,072
Deferred taxes, net	(8,994)	(10,248)	(16,872)	(12,044)
Changes in operating assets and liabilities:
Trade Receivables, net	(8,665)	(49,596)	8,087	(70,855)
Prepaid expenses and other current assets	(10,674)	(11,479)	(22,046)	(40,410)
Operating lease right-of-use assets	2,435	3,941	5,503	7,883
Trade payables	(9,668)	15,354	(10,848)	24,432
Accrued expenses and other current liabilities	(48,832)	(63,560)	(49,526)	(34,331)
Deferred revenue	(18,424)	(15,718)	14,823	36,631
Operating lease liabilities	(3,494)	(6,997)	(7,401)	(11,994)
Amortization of discount on long-term debt	1,129	1,151	2,283	2,288
Loss from extinguishment of debt	37	113	37	1,205
Other	1,926	933	2,789	(424)
Net cash provided by operating activities	65,254	16,031	260,325	208,742

Investing Activities
Purchase of property and equipment	(4,513)	(5,301)	(17,619)	(14,885)
Purchase of Investments	(121,817)	(123,536)	(191,359)	(221,802)
Proceeds from Investments	107,653	79,924	172,552	181,590
Capitalization of internal use software costs	(14,491)	(13,073)	(28,627)	(23,744)
Other	-	276	-	276
Net cash used in investing activities	(33,168)	(61,710)	(65,053)	(78,565)

Financing Activities
Proceeds from issuance of shares upon exercise of options	765	198	1,724	273
Purchase of treasury shares	(65,196)	(34,070)	(129,911)	(97,912)
Dividends paid to noncontrolling interest	-	(376)	(1,480)	(376)
Repayment of debt	(1,534)	(2,017)	(1,534)	(20,110)
Net cash used in financing activities	(65,965)	(36,265)	(131,201)	(118,125)

Effect of exchange rates on cash and cash equivalents	546	(5,702)	1,713	(6,639)

Net change in cash, cash equivalents and restricted cash	(33,333)	(87,646)	65,784	5,413
Cash, cash equivalents and restricted cash, beginning of period	$632,212	$471,715	$533,095	$378,656

Cash, cash equivalents and restricted cash, end of period	$598,879	$384,069	$598,879	$384,069

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$598,079	$382,219	$598,079	$382,219
Restricted cash included in other current assets	$800	$1,850	$800	$1,850
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$598,879	$384,069	$598,879	$384,069

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2023	2022	2023	2022
GAAP revenues	$581,113	$530,581	$1,152,972	$1,058,010
Non-GAAP revenues	$581,113	$530,581	$1,152,972	$1,058,010

GAAP cost of revenue	$189,713	$164,924	$376,309	$331,926
Amortization of acquired intangible assets on cost of cloud	(19,396)	(18,623)	(38,765)	(37,287)
Amortization of acquired intangible assets on cost of services	-	-	-	(377)
Amortization of acquired intangible assets on cost of product	(257)	(258)	(506)	(534)
Valuation adjustment on acquired deferred cost of cloud	-	13	-	28
Cost of cloud revenue adjustment (1)	(2,253)	(1,741)	(4,200)	(4,070)
Cost of services revenue adjustment (1)	(2,864)	(2,519)	(5,748)	(5,486)
Cost of product revenue adjustment (1)	(140)	(134)	(278)	(266)
Non-GAAP cost of revenue	$164,803	$141,662	$326,812	$283,934

GAAP gross profit	$391,400	$365,657	$776,663	$726,084
Gross profit adjustments	24,910	23,262	49,497	47,992
Non-GAAP gross profit	$416,310	$388,919	$826,160	$774,076

GAAP operating expenses	$285,971	$280,967	$577,727	$569,030
Research and development (1)	(7,783)	(7,886)	(16,181)	(16,401)
Sales and marketing (1)	(13,055)	(13,129)	(24,157)	(29,398)
General and administrative (1)	(14,059)	(18,086)	(35,355)	(36,486)
Amortization of acquired intangible assets	(4,428)	(6,963)	(8,943)	(15,774)
Valuation adjustment on acquired deferred commission	36	52	76	105
Non-GAAP operating expenses	$246,682	$234,955	$493,167	$471,076

GAAP financial and other income, net	$(9,350)	$50	$(18,071)	$(436)
Amortization of discount and loss of extinguishment on debt	(1,166)	(1,264)	(2,320)	(3,493)
Change in fair value of contingent consideration	(578)	-	(578)	-
Non-GAAP financial and other income, net	(11,094)	(1,214)	(20,969)	(3,929)

GAAP taxes on income	$27,424	$19,068	$52,711	$33,977
Tax adjustments re non-GAAP adjustments	11,793	12,911	24,101	29,262
Non-GAAP taxes on income	$39,217	$31,979	$76,812	$63,239

GAAP net income	$87,355	$65,572	$164,296	$123,513
Valuation adjustment on acquired deferred cost of cloud revenue	-	(13)	-	(28)
Amortization of acquired intangible assets	24,081	25,844	48,214	53,972
Valuation adjustment on acquired deferred commission	(36)	(52)	(76)	(105)
Share-based compensation (1)	40,154	43,495	85,919	92,109
Amortization of discount and loss of extinguishment on debt	1,166	1,264	2,320	3,493
Change in fair value of contingent consideration	578	-	578	-
Tax adjustments re non-GAAP adjustments	(11,793)	(12,911)	(24,101)	(29,262)
Non-GAAP net income	$141,505	$123,199	$277,150	$243,692

GAAP diluted earnings per share	$1.31	$0.99	$2.47	$1.86

Non-GAAP diluted earnings per share	$2.13	$1.86	$4.16	$3.66

Shares used in computing GAAP diluted earnings per share	66,435	66,274	66,548	66,563

Shares used in computing non-GAAP diluted earnings per share	66,435	66,274	66,548	66,563

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)   Share-based Compensation

	Quarter ended		Year to date
	June 30,		June 30,
	2023	2022	2023	2022

Cost of cloud revenue	$2,253	$1,741	$4,200	$4,070
Cost of services revenue	2,864	2,519	5,748	5,486
Cost of product revenue	140	134	278	266
Research and development	7,783	7,886	16,181	16,401
Sales and marketing	13,055	13,129	24,157	29,398
General and administrative	14,059	18,086	35,355	36,486
	$40,154	$43,495	$85,919	$92,107